Exhibit 12.1

Statement of Computation of Ratios

	Year Ended December 31,					Six Months Ended June 30, 2009
	2004	2005	2006	2007	2008
	(in thousands)
Earnings:
Net loss	$(7,693)	$(12,089)	$(27,504)	$(57,767)	$(93,240)	$(37,109)
Add: Fixed charges	12	1	24	914	1,884	999

Earnings as defined	$(7,681)	$(12,088)	$(27,480)	$(56,853)	$(91,356)	$(36,110)

Fixed Charges:
Interest expensed	6	—	8	846	1,530	750
Estimated interest component of rent expenses	6	1	16	68	354	249

Total fixed charges	12	1	24	914	1,884	999

Ratio of earnings to fixed charges(1)	N/A	N/A	N/A	N/A	N/A	N/A

(1)	Earnings were insufficient to cover fixed charges by approximately $7.7 million, $12.1 million, $27.5 million, $57.8 million, $93.2 million and $37.1 million for the years ended December 31, 2004, 2005, 2006, 2007 and 2008, and the six months ended June 30, 2009, respectively.